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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

AFC Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00104Q107 (CUSIP Number)

September 18, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person A Few Valuable Businesses Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 176,200

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 176,200

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Capital Partner Investments Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 696,537

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 696,537

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,537

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.24%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Team Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 64,492

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 64,492

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Worthy Companies Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 234,052

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 234,052

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Value Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 59,518

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 59,518

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,518

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 0104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Wealth Building Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 88,074

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 88,074

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,074

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Capital Strengthening Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 23,968

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 23,968

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Financial Ascent Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 216,927

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 216,927

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,927

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Golden Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 24,248

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 24,248

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,248

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person John M. Day

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 22,175

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 1,584,016

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 22,175

	8.	Shared Dispositive Power 1,584,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,606,191

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.17%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Maynard Capital Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 1,584,016

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 1,584,016

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,584,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Persons S.S. or I.R.S. Identification No. of Reporting Person Investors Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

	5.	Sole Voting Power 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 1,584,016

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,584,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,584,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S or I.R.S. Identification No. of Reporting Person James Maynard

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 1,584,016

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,584,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,584,016

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person John Amendola

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power 275

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 275

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP Number 00104Q107

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Gene T. Aman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power 900

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH:	7.	Sole Dispositive Power 900

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 00104Q107

Item 1.	Issuer

(a) AFC Enterprises, Inc.

(b) Six Concourse Parkway, Suite 1700, Atlanta, Georgia 30328

Item 2.	Persons Filing

(a) 1. A Few Valuable Businesses Partnership

2. Capital Partner Investments Partnership

3. Team Capital Limited Partnership

4. Worthy Companies Partnership

5. Value Partnership

6. Wealth Building Partnership

7. Capital Strengthening Limited Partnership

8. Financial Ascent Limited Partnership

9. Golden Family Limited Partnership

10. John M. Day

11. Maynard Capital Partners, L. L. C.

12. Investors Management Corporation

13. James Maynard

14. John Amendola

15. Gene T. Aman

Attached as Exhibit 1 is a copy of an agreement and power of attorney by and among the Reporting Persons to the effect that this Schedule 13G is being filed on behalf of all of them and granting John M. Day and Gene T. Aman the power to execute and file any amendments to this Schedule 13G with the SEC on behalf of each of the Reporting Persons.

The executive officers and directors of Investors Management Corporation are as follows:

Name	Position
James H. Maynard	Chairman, President, Chief Executive Officer, Treasurer and Director
Gene T. Aman	Vice President
Ronald M. Barbee	Vice President
John M. Day	Vice President
Richard A. Urquhart III	Vice President—Finance, and Secretary
Doris F. Baldwin	Assistant Secretary
Robert B. Heyward	Assistant Secretary
Wayman O. Leftwich, Jr.	Director
Paul A. DelaCourt	Director
Louis W. Sewell	Director

17

CUSIP Number 00104Q107

(b) Address of the principal business office of each of the persons identified in 2(a) above: 5151 Glenwood Avenue, Raleigh, North Carolina 27612

(c) See Row (4) on Pages 2-16

(d) Common Stock

(e) Cusip Number 00104Q107

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

(a) See Row (9) on Pages 2-16

(b) See Row (11) on Pages 2-16

(c) See Rows (5)-(8) on Pages 2-16

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1 attached to this filing for identification of each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

(a) Not Applicable

(b) By signing below, the undersigned hereby certify that, to the best of their knowledge and belief, the securities reported herein were not acquired and

18

CUSIP Number 00104Q107

are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2002

A FEW VALUABLE BUSINESSES PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

CAPITAL PARTNER INVESTMENTS PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

TEAM CAPITAL LIMITED PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

WORTHY COMPANIES PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

CUSIP Number 00104Q107

VALUE PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

WEALTH BUILDING PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

CAPITAL STRENGTHENING LIMITED PARTNERSHIP

By:	/s/ JOHN. M. DAY	(SEAL)
John M. Day, Managing Partner

FINANCIAL ASCENT LIMITED PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

GOLDEN FAMILY LIMITED PARTNERSHIP

By:	/s/ JOHN M.DAY	(SEAL)
John M. Day, Managing Partner

CUSIP Number 00104Q107

/s/ JOHN M. DAY		(SEAL)
John M. Day

MAYNARD CAPITAL PARTNERS, L. L. C.

By:	/s/ JOHN M.DAY	(SEAL)
John M. Day, Managing Partner

INVESTORS MANAGEMENT CORPORATION

By:	/s/ RICHARD A. URQUHART III	(SEAL)
Richard A. Urquhart III Vice President

/s/ JAMES MAYNARD		(SEAL)
James Maynard

/s/ JOHN AMENDOLA		(SEAL)
John Amendola

/s/ GENE T. AMAN		(SEAL)
Gene T. Aman

EXHIBIT 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

This Schedule 13G constitutes the filing as a group of certain related parties (the “Reporting Persons”) consisting of: A Few Valuable Businesses Partnership, a North Carolina general partnership (“AFVBP”); Capital Partner Investments Partnership, a North Carolina general partnership; Team Capital Limited Partnership, a North Carolina limited partnership; Worthy Companies Partnership, a North Carolina general partnership; Value Partnership, a North Carolina general partnership; Wealth Building Partnership, a North Carolina general partnership; Capital Strengthening Limited Partnership, a North Carolina limited partnership; Financial Ascent Limited Partnership, a North Carolina limited partnership, Golden Family Limited Partnership, a North Carolina limited partnership; John M. Day, a co-managing partner of AFVBP and managing partner of MCP; Maynard Capital Partners, L.L.C. (“MCP”), a North Carolina limited liability company and the managing partner of each of the limited and general partnerships comprising the filing group; Investors Management Corporation, a North Carolina corporation and the other co-manager of AFVBP and a controlling shareholder of MCP (“IMC”); James Maynard, the majority shareholder of IMC; and John Amendola and Gene T. Aman, both officers of MCP.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G to be filed with the SEC with respect to the Common Stock, par value $.01 per share, of AFC Enterprises, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In addition, each person whose signature appears below hereby constitutes and appoints John M. Day and John F. Amendola his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her, or its and in his, her, or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of him, her, or it as an individual or entity pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the SEC, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary fully for all intents and purposes as he, she, or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement on this 24th day of September 2002.

A FEW VALUABLE BUSINESSES PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

CAPITAL PARTNER INVESTMENTS PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

TEAM CAPITAL LIMITED PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

WORTHY COMPANIES PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

VALUE PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

WEALTH BUILDING PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

CAPITAL STRENGTHENING LIMITED PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

FINANCIAL ASCENT LIMITED PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

GOLDEN FAMILY LIMITED PARTNERSHIP

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

/s/ JOHN M. DAY		(SEAL)
John M. Day

MAYNARD CAPITAL PARTNERS, L. L. C.

By:	/s/ JOHN M. DAY	(SEAL)
John M. Day, Managing Partner

INVESTORS MANAGEMENT CORPORATION

By:	/s/ RICHARD A. URQUHART III	(SEAL)
Richard A. Urquhart III Vice President

/s/ JAMES MAYNARD		(SEAL)
James Maynard

/s/ JOHN AMENDOLA		(SEAL)
John Amendola

/s/ GENE T. AMAN		(SEAL)
Gene T. Aman